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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTI Securities & Futures L.P. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 South Wells Street, Suite 900
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Haugh - President — 312-663-5284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP - Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Haugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of PTI Securities & Futures L.P. & Subsidiary, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Subscribed and sworn to before me this

25th day of February 2021

President

Title



Notary Public


OFFICIAL SEAL
GREGG M RZEPCZYNSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/22

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Operations.
- (d) Statement of Changes in Cash Flows
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the Exemption Report.
- (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).
- (p) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of PTI Securities & Futures L.P. and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P. and Subsidiary (the "Company") as of December 31, 2020, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PTI Securities & Futures L.P. and Subsidiary as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PTI Securities & Futures L.P. and Subsidiary's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PTI Securities & Futures L.P. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as PTI Securities & Futures L.P. and Subsidiary's auditor since 1999.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of PTI Securities & Futures L.P. and Subsidiary's financial statement. The supplemental information is the responsibility of PTI Securities & Futures L.P. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2021

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	117,189
Receivable from broker-dealers		100,000
Commissions receivable		13,645
Receivable from affiliates		11,033
	$	241,867

Liabilities and Partners' Capital

Liabilities		
Accounts payable and accrued expenses	$	173,853
PPP Bank Loan Harris Bank		30,500
Deferred revenue		66,704
Subordinated Loan		125,000
		396,057
Partners' capital		
General partner		(66,896)
Limited partners		(87,294)
		(154,190)
	$	241,867

See accompanying notes.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Notes to Financial Statement

December 31, 2020

---

1. Organization and Business

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a single class limited partnership. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell equity transactions and futures contracts or options on futures while not accepting or holding customer margin deposits. These assets are held by the respective clearing broker.

The Partnership's general partner shall have exclusive authority to manage, conduct, administer and control the Partnership's business.

PTI Securities & Futures L.P. has one wholly owned subsidiary, Wells Streeet Advisors, which is a Registered Investment Advisor registered with the State of Illinois. Curently, Wells Street Advisors manages funds as a sub-advisor for a Chicago based RIA.

2. Summary of Significant Accounting Policies

The Partnership's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statement.

Revenue Recognition

Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are purchased or sold. Commission revenue and related expenses on transactions cleared through Interactive Brokers are recorded on a trade date basis. Commission revenue and related expenses on transactions cleared through RBC Capital Markets are recorded on a settlement basis, and this has not changed from the prior year and Management determined this to not have a material effect on this statement.

The Partnership recognized revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers, effective January 1, 2018. There were no material changes in its revenue recognition policies and no material impact on the financial statement as a result of the new standard.

2. Summary of Significant Accounting Policies, continued

Use of Estimates
The preparation of this financial statement in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Partnership is a limited partnership with all taxable income or loss recorded in the income tax returns of the partners. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2017. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2020.

3. Financial Instruments Credit Losses

In June 2016 the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses* (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to the expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Partnership for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Partnership's consolidated financial statement.

4. Financial Instrument Valuation

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

---

4. Financial Instrument Valuation continued

In determining fair value, the Partnership uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership.

Unobservable inputs reflects the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based o the best information available in the circumstances.

The fair value hierarchy prioritizes is categorized into three levels based on the best information available in the circumstances.

- Level 1 Valuation is based on quoted prices in active markets for identical assets or liabilities as the reporting date.

- Level 2 Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.
- Level 3 Valuation is based on unobservable inputs for value of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wade variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less unobservable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonable determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels in the fair value hierarchy within which the fair value measurement is its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2020 the Partnership held no Level 1, Level 2 or Level 3 investments.

5. Clearing Agreements

The Partnership has entered into fully disclosed clearing agreements with RBC Capital Markets ("RBC") and Interactive Brokers LLC ("IB").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing brokers on a fully disclosed basis. The Partnership's agreement by it's clearing brokers provide that as clearing brokers, the firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "ACT"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

6. Employee Benefit Plan

The Partnership has established a Simple IRA plan for qualified employees. The Partnership matches employees' contributions, subject to certain limitations as set forth in the plan agreement. There were no employee contributions made to the plan during the year ended December 31, 2020. The Partnership paid down $4,896 during the calendar year of 2020.

7. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

7. Guarantees continued

Other Guarantees

Customer transactions are introduced to and cleared through the Partnership's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Partnership is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Partnership could be required to make under these guarantees cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

8. Credit Risk

Commissions receivable represent a concentration of credit risk. The Partnership does not anticipate nonperformance by its customers or brokers. In addition, the Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

9. Related Party Transactions

As of December 31, 2020 there was $11,033 of receivables from affiliated companies. This amount represents $9,049 from NKH Inc. and $1,984 from Haugh Inc. of expenses that were paid by the Partnership on behalf of these affiliated companies. As of December 31, 2020 there was also a payable to the president of the Partnership totaling $12,000 which is included in the accounts payable and accrued expenses on the statement of financial condition.

10. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (superseded by the NFA minimum of $45,000). At December 31, 2020 the Partnership had net capital of $56,457, which was $11,457 in excess of the required minimum net capital. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 4.26 to 1. The Partnership is also subject to the net capital rules of the NFA. The Partnership is required to maintain a minimum net capital under the NFA rules of $45,000. Under these rules, the Partnership had excess net capital of $11,457.

11. Uncertainty – Going Concern

On February 27, 2020 the Partnership received an adverse FINRA arbitration award of $144,787.50 including FINRA fees. This award exceeded the Partnership's excess net capital at that time, placing the Partnership in a net capital deficiency as of that date. The Partnership remained in a capital deficiency until the Partnership received a $25,000 capital addition and a $125,000 subordinated loan agreement approved by the regulatory authorities in early March.

As was highlighted in the last three years reports, during December 2016 PTI signed an agreement to extend the clearing agreement with RBC Capital Markets and received a signing bonus. The Partnership was required to account for this bonus as a liability to be amortized over the life of this contract extension and this treatment resulted in the Partnership being placed into a negative equity position as of the date of that agreement. For the year ended December 31, 2020, primarily due to the arbitration award noted above, the Partnership had a loss of ($159,611) and remains in a negative equity position of ($154,190) as of December 31. 2020. Although the Partnership is in compliance with the net capital rule (see note 10), regulatory authorities are rather arbitrary with negative equity situations and may require the Partnership to contribute additional capital if the firm was to experience losses for any period of time.

12. Contingency

The Partnership has one litigation pending with the Partnership bringing suit in State Court of Illinois to appeal the arbitration award noted above. Not only does the Partnership allege that the arbitration should not have been found for the claimant but also the distribution of the damages between the broker and the Partnership as well as the fact that a counterclaim was found against the claimant but awarded to the broker only and not the Partnership were all completely out of the industry standard and should be reversed. This suit is very early in the process and there currently is no determination as to when it will be completed.

13. Subsequent Events

In late January 2021, the Partnership was notified of the official SBA forgiveness of the $30,500 PPP loan that was noted on the December 31, 2020 Financial Statement. This amount will be taken to income during the 2021 calendar year. The Partnership's management has evaluated all other events and transactions through February 25, 2021, the date the financial statement was available to be issued, noting no other material events requiring disclosure in the Partnership's financial statement.

14 Paycheck Protection Program Loan

On April 20, 2020 the Partnership received a $30,500 loan through BMO Harris Bank subject to the provisions of the Paycheck Protection Program (PPP). The Partnership met the requirements of the PPP loan provisions, and as noted in note 13 Subsequent Events this loan was forgiven in January 2021.

15. Subordinated Loan

On March 5, 2020, the Partnership entered into a subordinated loan agreement with one of the Partners in the amount of $125,000. This loan matures March 6, 2023 and carries an annual interest rate of 6%.

16. Lease Commitment

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations.

The Partnership is currently operating on a month to month basis with a one month cancelation.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY** as of **December 31, 2020**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			$ (154,190)	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ (154,190	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			125,000	[3520]
	B. Other (deductions) or allowable credits (List)			97,204	[3525]
5.	Total capital and allowable subordinated liabilities			$ 68,014	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (See detail below)	$ 11,557	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ____ [3450]				
	C. Aged short security differences-less reserved of ____ [3470]		[3580]		
	number of items ____ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			$ (11,557)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ 56,457	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (Money Market)		[3736]	$ -	[3710]
10.	Net Capital			$ 56,547	[3750]
				OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Receivable from affiliates	$ 11,033
Commission Receivable	524
	$ 11,557

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2020

The Partnership did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts. The Partnership is exempt from the provisions of the rule15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2020

The Partnership did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts. The Partnership is exempt from the provisions of the rule15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY** as of **December 31, 2020**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	16,037	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)	$	45,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	45,000	[3760]
14.	Excess net capital (line 10 less 13)	$	11,457	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	2,457	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 240,557	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Fair value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).				[3838]
19.	Total aggregate indebtedness			$ 240,557	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			426.09%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiary debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the fair values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	**36-3797795**	**0244522**

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/20

1.	Current assets					$230,310	[3000]
2.	Total liabilities			$ 396,057	[3030]		
3.	Deductions from total liabilities						
	A. Liabilities subject to satisfactory Subordinated agreements (page 3, line 19.A)	125,000	[3040]				
	B. Deferred Income	66,704	[3050]				
	C. PPP Loan	30,500	[3060]				
	D. Long term debt pursuant to Regulation 1.17(c)(4)(vi)		[3070]				
	E. Total deductions			222,204	[3080]		
	F. Adjusted liabilities					$ (173,853)	[3090]
4.	Net capital (subtract line 3.F. from line 1)					$56,457	[3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5.	Charges against inventories held, fixed price commitments, and advances against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii) for specific charge. If charge is applicable, attach statement Showing calculation of charge)						[3155]
6.	Charges as specified in section 240.15c3-1(c)92)(vi) and (vii) against securities owned by firm:	FAIR VALUE		CHARGE			
	A. U.S. and Canadian government obligations		[3160]		[3170]		
	B. State and Municipal government obligations		[3180]		[3190]		
	C. Certificates of deposit, commercial paper... and bankers' acceptances		[3200]		[3210]		
	D. Corporate obligations		[3220]		[3230]		
	E. Stocks and warrants		[3240]		[3250]		
	F. Other securities (money market)		[3260]		[3270]		
	G. Total charges (add lines 6.A. - 6.F)						[3280]
7.	Charges as specified in section 240.15c3-1(c)(2)(iv)(F)						
	A. Against securities purchased under agreements to resell						[3290]
	B. Against securities sold under agreements to repurchase						[3300]
8.	Charges on securities options as specified in section 240.15c3-1. Appendix A						[3310]

Current Assets:

Cash	$	117,189
Receivable from broker-dealers		100,000
Commissions receivable		13,121
	$	230,310

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	**36-3797795**	**0244522**

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/20, Continued

9.	Charges against open commodity in the IB's account A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts		[3350]
	B. Ten percent (10%) of the fair value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[3380]
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[3390]
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[3410]
11.	Deficiency in collateral for secured demand notes		[3420]
12.	Adjustment to eliminate benefits of consolidation (explain in separate page)		[3430]
13.	Total charges (add lines 5 through 12)	$ -	[3440]
	<u>Net Capital Computation</u>		
14.	Adjusted net capital (subtract line 13 from line 4)	$ 56,457	[3500]
15.	Net capital required	45,000	[3600]
16.	Excess net capital (subtract line 15 from line 14)	$ 11,457	[3610]

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of PTI Securities & Futures L.P. and Subsidiary

We have reviewed management's statements, included in the accompanying "The Exemption Report,", in which (1) PTI Securities & Futures L.P. and Subsidiary (the Partnership) claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii), and; (2) the Partnership met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020, without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2021

The Exemption Report

PTI Securities & Futures L.P. and Subsidiary (the Partnership) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

1. The Partnership claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).
2. The Partnership met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020, without exception.

PTI Securities & Futures L.P. and Subsidiary

I, Daniel J. Haugh, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Daniel J. Haugh
President

2/25/21
Date